SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports Q4 and Full Year 2007 Results dated February 26, 2008.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Q4 and Full Year 2007 Results

Tuesday February 26, 1:56 am ET

2007 Results: Revenues Reach NIS 1.2 Billion, 21% Adjusted EBITDA, 14% Non-GAAP EBIT

Record Net Income of NIS 158 Million (Including One-Time Capital Gain)

Planned Growth in Next 2-3 Years Through Domestic and International Acquisitions

PETACH TIKVA, Israel, February 26 /PRNewswire-FirstCall/ -- Internet Gold Golden Lines Ltd., (NASDAQ NMS and TASE: IGLD) today reported its financial results for the fourth quarter and full year ended December 31, 2007.

Highlights

- Continued revenue growth and significant improvement in profitability: for the quarter, revenues were NIS 286 million ($74.4 million), adjusted EBITDA margin was 21%, non-GAAP EBIT margin was 14%, and net income was a record NIS 108 million ($28.1 million)

- Balance sheet strength: cash, cash equivalents and short term investments as of the end of the year increased to NIS 763 million ($198 million). Shareholders' Equity increased by 183%.

- $30 million capital gain: the IPO of 012 Smile.Communications gave IGLD a NIS 115 million ($30 million) capital gain, improving its capital structure

- Cash flow strength: operating cash flow for the year reaches ~NIS 225 million ($59 million)

- 012 Smile.Communications growing in line with plan: Q4 revenues from core broadband businesses up by 14%; 33% gross margin; 23% adjusted EBITDA margin


Financial Results for the Fourth Quarter

Revenues for the fourth quarter of 2007 were NIS 286.0 million ($74.4 million), a 147% increase compared with NIS 115.8 million for the fourth quarter of 2006, and a 4% decrease compared with pro-forma sales of the fourth quarter of 2006. Excluding wholesale international traffic revenues, which declined significantly in 2007 due to Management's decision to reduce its emphasis on this low margin business, the Company's revenues for the quarter increased by 8.1%.

Note: pro-forma results are provided to assist the reader in comparing Internet Gold's 2007 results, which include the full contribution of the merger as of January 1, 2007 of Smile.Communications with 012 Golden Lines, with 2006 results which do not include the results of 012 Golden Lines. Pro-forma results combine 012 Golden Lines' results for 2006 with Internet Gold's results for the same period.

Net income for the fourth quarter of 2007 increased to NIS 108 million ($28.1 million), or NIS 4.63 ($1.20) per share, compared with NIS 6.0 million, or NIS
0.33 per share, for the fourth quarter of 2006. The increase was due to a one-time capital gain of NIS 115 million ($30 million) related to the IPO of the Company's subsidiary, 012 Smile.Communications, mitigated partially by tax expense of NIS 16 million ($4.2 million) related primarily to former year tax liabilities of 012 Smile.Communications. Adjusted EBITDA (b) for the quarter reached NIS 60.4 million ($15.7 million), an 8% increase compared with the adjusted pro-forma EBITDA(b) of the fourth quarter of 2006.

Financial Results for 2007

Revenues for the twelve months ended December 31, 2007 were NIS 1,177.0 million ($306.0 million), an increase of 188% compared with NIS 408.0 million in 2006. On a pro-forma basis, 2007 revenues increased by 6.6% compared with NIS 1,104.0 million in 2006. Net income for 2007 increased to NIS 158 million ($41.1 million), or NIS 7.33 ($1.91) per share, compared with NIS 26.3 million, or NIS
1.43 per share, for 2006. Net income included a one-time capital gain of NIS 115 million ($30 million) related to the IPO of 012 Smile.Communications, and non-recurring operating expenses of NIS 10.4 million ($2.7 million) related to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines. Adjusted EBITDA(b) for the year reached NIS 246 million ($64.0 million), a 15% increase compared with the adjusted pro-forma EBITDA(b) for 2006.

For a detailed reconciliation of GAAP to non-GAAP financial information and for more information regarding the use of non-GAAP financial measures, please see the table titled "Reconciliation between GAAP and non-GAAP Statements of Operations" as well as the notes contained in this press release.

Balance Sheet

The Company's cash, cash equivalents and short term investments as of December 31, 2007 were NIS 763 million ($198 million), an increase of 138% compared with NIS 321 million at the end of 2006. In addition, Internet Gold's bank debt decreased by 75% during the year, from NIS 381 million at the end of 2006 to NIS 96 million ($25 million) at the end of 2007. The Company's improved financial condition resulted from 012 Smile.Communications' NIS 425 million debt offering in the first quarter; the Company's NIS 423 million debt offering in the third quarter; the NIS 308 million raised by 012 Smile.Communications in its IPO; ~ NIS 225 million in cash flow from operating activities generated during the year; and NIS 104 million received from the exercise of warrants. In 2007, the Company utilized NIS 585 million for the acquisition of 012 Golden Lines.

As of the end of 2007, the Company's primary balance sheet ratios showed significant improvement as compared to 2006:

    As of December 31,                                        2007   2006
    Shareholders' Equity divided by Total Assets              25%    11%
    Net Debt to EBITDA Ratio                                  1.2    3.3
    Current Ratio (Current Assets divided by Current          2.8    0.5
    liabilities)


Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "2007 was a transformational year during which we built Internet Gold into one of Israel's major communications and Internet groups that is well-positioned for accelerated growth. During the year, Management focused on the merger and IPO of 012 Smile.Communications, a process which tripled the Company's revenues, improved its profitability and increased Shareholders' Equity by 183%, enhancing the positioning of our group as we move into the next growth phase."

Mr. Holtzman continued, "We are very pleased with the performance of the entire 012 Smile team - particularly their success in continually growing core businesses while carrying out the complex merger - and are confident in their ability to deliver additional growth in the years ahead. In the coming quarters, we will be focusing on the performance of Smile.Media, working to expand its market share in Israel's rapidly-growing, but highly competitive marketplace. We are re-working Smile.Media's strategic plan with the goal of realizing its full potential."

Mr. Holtzman concluded, "In parallel, we have set the Company on a course aimed at capitalizing on new opportunities over the next several years. In the domestic market, we are evaluating potential acquisitions for their ability to contribute to our results and to give us entry into adjacent business segments. In the international arena, we have begun investigating potential partners in several mid-to-large sized emerging markets, and are building our penetration strategy. Our moves in this direction will be carefully charted and executed, a process that will take time, but that we expect it to pay off handsomely over the next few years."

Business Segments

012 Smile.Communications Ltd. (NASDAQ and TASE: SMLC): Revenues for the twelve months ended December 31, 2007 were NIS 1,103 million ($286.8 million), an increase of 221% compared with NIS 343.1 million in 2006. On a pro-forma basis, 2007 revenues increased by 6.3% compared with 2006. Revenues for the fourth quarter of 2007 were NIS 271.3 million ($70.5 million), a slight decrease compared with pro-forma revenues for the fourth quarter of 2006. However, excluding the decline of wholesale international traffic sales, which management elected to de-emphasize due to very low margins, revenues for the quarter increased by 11%, reflecting a 14% increase in core broadband activities.

012 Smile.Communications' successful merger significantly improved its profitability. Adjusted EBITDA(b) for 2007 increased by 24% to NIS 237.1 million ($61.6 million) compared with NIS 191.7 million in 2006 on a pro-forma basis. Adjusted EBITDA(b) for the fourth quarter increased by 30% year-over-year compared to pro-forma results, and adjusted EBITDA margin for the quarter rose to 23%.

Smile.Media Ltd.: Revenues for the twelve months ended December 31, 2007 were NIS 75 million (US$ 19.5 million), an increase of 12.6% compared with NIS 66.6 million in 2006. Revenues for the fourth quarter of 2007 were NIS 15.7 million (US $4.1 million). Adjusted EBITDA(b) for the period was NIS 0.5 million. Q4 revenues and operating margins reflects a market share loss in several of the e-Advertising business segments that Management is now working to reverse. Also impacting the results were investments in technical platforms and applications aimed to accelerate the segment's growth. Management is currently re-working Smile.Media's strategic plan with the goal of building its market share and realizing its full potential.

Other: In addition to the operations of 012 Smile.Communications and Smile.Media, Internet Gold incurred operating expenses of approximately NIS 0.7 million (US $0.2 million) for the quarter. These expenses reflect activities related to the Company's listing on public securities exchanges, including Sarbanes Oxley compliance, Directors and Officers insurance and others, together with expenses related to business development activities.

Changes in the Number of Outstanding Shares

In April 2005, Internet Gold completed an offering in Israel of NIS 220 million of convertible bonds that were scheduled to be repaid during the period April 2008 through April 2015, and warrants to purchase 2.5 million ordinary shares that were exercisable until October 15, 2007. The bonds are convertible into ordinary shares at a conversion price of NIS 40 ($10.40) per share until March 2008, at which time the conversion price will increase to NIS 50 ($13.00).

From the beginning of 2007 through October 15, 2007, all of the outstanding warrants were exercised. The Company's proceeds from the exercise of warrants totaled NIS 104 million ($27 million). As of December 31, 2007, bondholders converted NIS 103.6 million of the bonds into 2,592,069 shares. Subsequent to the balance sheet date, through February 20, 2008, an additional NIS 43,000 of bonds was converted into 1,086 shares.

Share and Convertible Bond Buyback Programs Initiated

During the past several months, the Company's Board of Directors authorized buyback plans in view of the current market price of the Company's shares and convertible bonds, which it believes are far below the Company's true value and its future growth prospects.

- Share Buyback Program: on November 29, 2007, the Board of Directors authorized the repurchase of up to NIS 70 million (approximately $18.2 million) of the Company's ordinary shares from both the Nasdaq Global Market and Tel Aviv Stock Exchange. The timing and amount of any shares repurchased will be determined by Management based on market conditions and other factors, including volume limitations imposed by Rule 10b-18. As of December 31, 2007, the Company had repurchased 144,138 shares, and as of February 20, 2008, the Company had repurchased 658,469 shares.

- Convertible Bond Buyback Program: After the reporting period, on January 28, 2008, the Board of Directors authorized the repurchase of up to NIS 112 million (approximately $29 million) of the Company's convertible bonds. As of February 20, 2008, the Company had repurchased convertible bonds valued at approximately NIS 1.4 million.

Reconciliation Between Results on a GAAP and Non-GAAP Basis

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Purchase Price Allocation

In the year ended 2007, the Company recorded NIS 32 million (US$ 8.3 million) in amortization costs, relating to the acquisition of 012 Golden Lines, according to the economic benefit expected from those intangible assets. In the three months ended December 31, 2007, amortization costs were NIS 8 million (US$ 2.1 million).

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of December 31, 2007 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of December 31, 2007 (NIS 3.8460 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

NOTE B: Non-GAAP Financial Measurements

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization. On a pro forma basis, we define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization and income from discontinued operations.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Our use of adjusted EBITDA is detailed more fully in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Non-GAAP Financial Measures" and reflects our belief that the non-GAAP financial information is important for the understanding of our operations.

We define non-GAAP adjusted EBIT (earnings before interest and taxes) as net income before interest and taxes net amortization with regard to the intangible assets acquired as part of the acquisition of 012 Golden Lines and non-recurring expenses relating to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    Consolidated Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                 $1=NIS 3.846
                                      December 31                 December 31
                                             2007          2006          2007
                                      (Unaudited)     (Audited)   (Unaudited)
                                   NIS thousands  NIS thousands   $ thousands

    Current assets
    Cash and cash equivalents             601,926       320,479       156,507
    Short-term investments                161,353           883        41,953
    Trade receivables, net                221,602       220,734        57,619
    Other receivables                      26,947        26,489         7,006
    Deferred taxes                          8,003         2,393         2,081

    Total current assets                1,019,831       570,978       265,166

    Investments
    Long-term trade receivables             3,460         2,951           900
    Deferred taxes                         20,534           157         5,339
    Investments in investee companies         291           552            76
                                           24,285         3,660         6,315

    Property and equipment, net           163,949       159,692        42,628

    Goodwill, other assets and deferred   941,266       949,267       244,739
    charges

    Total assets                        2,149,331     1,683,597       558,848

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                 $1=NIS 3.846
                                      December 31                 December 31
                                             2007          2006          2007
                                      (Unaudited)     (Audited)   (Unaudited)
                                   NIS thousands  NIS thousands   $ thousands

    Current liabilities
    Short-term bank credit                 46,091       364,862       11,984
    Current maturities of long- term       10,735        18,674        2,791
    obligations
    Accounts payable                      200,069       193,144       52,020
    Payables in respect of 012                  -       584,621            -
    acquisition
    Current maturities of convertible      15,354             -        3,992
    debentures
    Other current liabilities              93,317        46,224       24,264

    Total current liabilities             365,566     1,207,525       95,051

    Long-term liabilities
    Long-term loans and other long-term    66,485        20,386       17,287
    obligations
    Liability for termination of
    employer-employee
    relations, net                         15,220        14,844        3,957
    Deferred taxes                         41,526        51,512       10,797
    Debentures                            839,434             -      218,262
    Convertible debentures                 97,375       198,998       25,319
    Total long-term liabilities         1,060,040       285,740      275,622

    Total liabilities                   1,425,606     1,493,265      370,673

    Minority interest                     184,998            89       48,101

    Shareholders' equity                  538,727       190,243      140,074

    Total liabilities and shareholders' 2,149,331     1,683,597      558,848
    equity

    Consolidated Statements of Operations

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                U.S. dollars
                                                                $1=NIS 3.846
                                                                  Year ended
                                       Year ended December 31    December 31
                                        2007      2006     2005        2007
                                   (Unaudited) (Audited) (Audited)(Unaudited)
                                             NIS thousands        $thousands

    Revenues                        1,177,284   408,359  *288,770    306,106

    Costs and expenses
    Cost of revenues                  800,795   252,413  *154,781    208,215
    Selling and marketing             176,250    75,576   *71,935     45,827
    General and administrative         69,777    33,957    33,156     18,143
    Non - recurring expenses           10,433    12,813         -      2,712

    Total costs and expenses        1,057,255   374,759  *259,872    274,897

    Income from operations            120,029    33,600    28,898     31,209

    Financial expenses, net            57,414     5,615     9,403     14,928
    Other expenses (income), net        3,117         -      (237)       811
    Gain from issuance of shares in  (115,387)        -         -    (30,002)
    subsidiary

    Income before tax expenses        174,885    27,985    19,732     45,472
    Tax expense (benefit)              14,934     1,286     1,451      3,883

    Income after tax expenses         159,951    26,699    18,281     41,589
    Company's share in net loss of
    unconsolidated investee                 -      (334)        -          -
    Minority interest in operations
    of
    consolidated subsidiaries          (1,465)      (34)        -       (381)

    Net income                        158,486    26,331    18,281     41,208

    Income (loss) per share, basic
    Net income per share (in NIS)        7.33      1.43      0.99       1.91
    Weighted average number of shares
    outstanding (in thousands)         21,617    18,438    18,432     21,617

    Income (loss) per share, diluted
    Net income per share (in NIS)        6.82      1.43      0.99       1.77
    Weighted average number of shares
    outstanding (in thousands)         24,795    18,438    18,432     24,795

Reconciliation Table of Non-GAAP Measures

                                                   Year ended December 31
                                              2007        2006        2005
                                          (Unaudited) (Unaudited) (Unaudited)
                                                      NIS thousands

    GAAP operating income                    120,029      33,600    28,898

    Adjustments
    Amortization of acquired
    intangible assets                         31,938           -         -
    Non-recurring expenses                    10,433      12,813         -

    Non-GAAP adjusted operating income       162,400      46,413    28,898

    GAAP tax expenses                         14,934       1,286     1,451

    Adjustments
    Amortization of acquired intangible
    assets
    Included in tax expenses, (benefit)        9,262           -         -

    Non-GAAP tax expenses                     24,196       1,286     1,451

    Net Income As Reported                   158,486      26,331    18,281

    Minority Interest In Operations Of
    Consolidated Subsidiaries                  1,465          34         -
    Company's Share In Net Loss Of
    Investees                                      -         334         -
    Taxes On Income                           14,934       1,286     1,451
    Gain from issuance of shares in
    subsidiary                              (115,387)          -         -
    Other (income)expenses, net                3,117           -      (237)
    Non-recurring Expenses                    10,433      12,813         -
    Financial Expenses, net                   57,414       5,615     9,403
    Depreciation & Amortization              115,648      31,178    27,630

    Adjusted EBITDA                          246,110      77,591    56,528



    For further information, please contact:
    Lee Roth - KCSA Worldwide
    lroth@kcsa.com / Tel: +1-212-896-1209

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-200-3848

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: February 26, 2008